Filed Pursuant To Rule 433
Registration No. 333-151056
July  10, 2008

SPDR® GOLD SHARES

AN INTRODUCTION TO SPDR® GOLD SHARES

gold

SPDR®
STATE STREET GLOBAL ADVISORS
Precise in a world that isn't.®

A New Way to Invest in Gold
SPDR® Gold Shares (“Gold Shares”) offer investors a new, innovative, relatively cost-efficient and secure way to access the gold market. Gold Shares are intended to offer investors a means of participating in the gold bullion market without the necessity of taking physical delivery of gold, and to buy and sell that participation through the trading of a security on a regulated stock exchange. The introduction of Gold Shares is intended to lower many of the barriers, such as access, custody and transaction costs, that have prevented some investors from investing in gold.
WHAT ARE SPDR GOLD SHARES?
SPDR Gold Shares represent a fractional, undivided beneficial ownership interest in the SPDR Gold Trust (the “Trust”), an investment trust. It is sponsored by World Gold Trust Services, LLC, a wholly-owned subsidiary of the World Gold Council, and marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors.
The World Gold Council is an organization formed and funded by the world’s leading gold mining companies with the aim of stimulating and maximizing the demand for, and holding of, gold by consumers, investors, industry and the official sector. State Street Global Advisors is the largest institutional asset management firm in the world.1
Gold Shares are intended to lower a large number of the barriers preventing investors from using gold as an asset allocation and trading tool. These barriers have included the logistics of buying, storing and insuring gold. In addition, certain pension funds and mutual funds do not or cannot hold physical commodities, such as gold, or their derivatives.
HOW DO THEY WORK?
Gold Shares are exchange-traded securities (NYSE ARCA Ticker: GLD) that give the holder an undivided beneficial ownership interest in a trust, the primary asset of which is allocated (or secured) gold. Shares are designed to track the price of gold (net of Trust expenses) and trade like a continuously offered security, allowing authorized participants such as broker-dealers, banks and other financial institutions to create and redeem shares (in baskets of 100,000 shares) according to market demand.
Shares cannot be created without the appropriate amount of gold first being delivered to the trustee to effect the “creation”. The initial amount of gold required by the Trust to create a basket of 100,000 shares is 10,000 ounces (1/10 of an ounce of gold per Gold Share). The gold that underlies Gold Shares is held in the form of allocated 400 oz. London Good Delivery bars in the London vault of HSBC Bank USA, or in the vaults of sub-custodians.2 HSBC Holdings plc, the global parent of HSBC Bank USA, is one of the largest banking and financial service organizations in the world.
The standards required for gold bars are set out in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA and available at www.lbma.org.uk.
Gold Shares provide investors with a simple, secure and relatively cost-efficient means of participating in the gold bullion market.

CHARACTERISTICS OF SPDR GOLD SHARES
•	Easily Accessible
•	Secure
•	Cost-Effective
•	Liquid
•	Transparent
•	Flexible
Easily Accessible
Gold Shares are listed on the New York Stock Exchange ARCA (NYSE Ticker: GLD). Investors can buy, sell and hold Gold Shares through standard brokerage accounts.
Secure
Gold deposited with the Trust is held in an allocated account.3 An allocated account is an account with a bullion dealer, which may also be a bank, to which individually identified gold bars owned by the account holder are credited.4 The account holder has full ownership of the gold bars and, except as instructed by the account holder, the bullion dealer may not trade, lease or lend the bars. Key distinctions are as follows:

ATTRIBUTE	ALLOCATED GOLD	UNALLOCATED GOLD
GOLD ASSET CAN BE LEASED TO THIRD PARTY WITHOUT CONSENT	NO	YES
PART OF BANKRUPTCY ESTATE IN EVENT OF A BANKRUPTCY OF THE CUSTODIAN BANK	NO	YES
INDIVIDUALLY IDENTIFIED BARS	YES	NO
TRUST HAS RIGHT AND TITLE TO THE GOLD ASSETS	YES	NO
SEGREGATED FROM OTHER GOLD	YES	NO
Cost-Effective
For many investors, the transaction costs related to the Gold Shares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold.
Liquid
The liquidity of Gold Shares comes not only from the secondary trading on the New York Stock Exchange, but also from the creation and redemption feature. Gold Shares can be created and redeemed by authorized participants in baskets of 100,000 Gold Shares according to market demand, creating liquidity.
Transparent
There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data, however gold only trades during market hours. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com
Flexible
•	Gold Shares (NYSE Arca: GLD) are listed on the New York Stock Exchange Arca and trade the same way ordinary stocks do.
•	It is possible to buy or sell Gold Shares continuously throughout the trading day on the New York Stock Exchange at prices established by the market.
•	Additionally, it is possible to place market, limit and stop-loss orders for Gold Shares.
HOW TO BUY SPDR GOLD SHARES
Gold Shares are listed on the New York Stock Exchange Arca (NYSE Arca Ticker: GLD). Typically, investors will be able to buy and sell Gold Shares through a standard brokerage account.
Visit www.spdrgoldshares.com or call us at 866.320.4053 for further information.

State Street Global Markets, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com

1	Pensions & Investments 5/28/08
2	Except in connection with transfers of gold to or from the Trust and in respect of a relatively small amount of gold that may remain credited to the Trust’s unallocated account at the end of a business day (which will not exceed 430 ounces), the Trust’s gold will be held in allocated form (i.e., as individually identified bars of gold).
3	Except in connection with transfers of gold to or from the Trust and in respect to a relatively a small amount of gold that may remain credited to the Trust’s unallocated account at the end of a business day (which will be no more than 430 ounces), the Trust’s gold will be held in allocated form (i.e., as individually identified bars of gold).
4	The gold bars in an allocated gold account are specific to that account and are identified by a list which shows, for each gold bar, the refiner, assay or fineness, serial number and gross and fine weight.
On May 21, 2008, the Trust changed its name to SPDR Gold Trust. Prior to this date it was known as streetTRACKS® Gold Trust. streetTRACKS® is a registered service mark of State Street Corporation.
The “SPDR” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by SPDR® Gold Trust, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
This material must be delivered with a prospectus. The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including ‘‘Risk Factors’’ before making an investment decision about the Shares.
SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; the lack of experience of the Sponsor and its management in operating an investment vehicle such as the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market for the Shares; the level of support from the World Gold Council; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and the Market Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline.
Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com
State Street Global Markets, LLC, is the marketing agent of the Trust, an affiliate of State Street Global Advisors       IBG.GLD.BRO.0608
Not FDIC Insured – No Bank Guarantee – May Lose Value

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.